DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

July 11, 2006

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

06015239

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated July 11, 2006

Enclosed is a copy of our News Release dated July 11, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

RECEIVED
2006 JUL 18 P 2:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Enclosure

dlw 7/18

DENTONIA RESOURCES LTD.
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

July 11, 2006 For Immediate Release

UPDATES ON MOLYBDENUM, DIAMOND, AND GOLD PROJECTS
PRIVATE PLACEMENT COMPLETED

Work to commence at Thomlinson Creek Copper Molybdenum Prospect, near Hazelton, British Columbia

Dentonia Resources Ltd. (Dentonia) has began work on its Thomlinson Creek Prospect, located 40km north-east of the town of Hazelton and 11km west of the 42 million tonne Mount Thomlinson deposit, consisting of line cutting, expanded soil and silt sampling, and the preparation of drill pads for the fall drill program.

The 2nd phase of this exploration program will consist of approximately 1,500m of drilling, in five holes, to begin late August/or early September.

The Thomlinson Creek prospect was described by Don MacIntyre, Ph.D., P. Eng., independent consultant and project manager, as follows:

> "Although there is some mineralization in outcrop, much of the area is covered by transported overburden. One grab sample from a float boulder measuring approximately 1 x 1.5 metres returned an assay of 0.89% Cu, 0.04% Mo and 60 ppb Au. The mineralization is associated with an exceptionally strong soil geochemical anomaly which extends over a length of 5 kilometres, with values up to 10,200 ppm Cu and 600 ppm Mo. The Noranda drilling in 1980 unfortunately did not explain the strong soil geochemical results. One hole (TC81-6) located on a relatively weak portion on the western end of the soil geochemical anomaly returned 0.1% Cu and 0.03% Mo across 72 metres. The best mineralization was at the bottom of this hole, where a 6 metres section returned 0.17% Cu and 0.236% Mo (or 0.39% MoS_2)."

Location and Access

The Thomlinson Creek property is located approximately 42 kilometers north-northeast of the town of Hazelton in West Central British Columbia. Trans-provincial highway 16 and the Canadian National Railway are located 40 kilometers to the south. Recent logging roads provide easy access to the property. Dentonia has the right to earn 100% interest in the project.

Molybdenum Prices and Uses

Recent price gyrations of other metals have not affected the price of molybdenum, to date, it appears that the price of molybdenum has stabilized at approximately US$26 per lb. Referring to the Financial Post's Column "Commodities Cash Prices (July 8, 2006)"; it quotes Molybdenum

Ferr. (kg) at US$60, which converts to approximate US$26 per lb. This is still a spectacular increase in the price of molybdenum from a low of US$2-$3 per lb. in 2002-2003 to a high of US$39 per lb. in 2005 to its current level at US$26 per lb.

Molybdenum is a hard grey metallic element with a melting point of 2,617°C, used to strengthen steel alloys. Its alloying versatility is unmatched, because its addition to steel enhances strength, hardness, welding toughness, elevated temperature strength and corrosion resistance of the steel, as an example it is used in pipe lines.

In a report by Ken Reser, September 30, 2005 titled "Molybdenum --- The Big Secret", Ken Reser refers to molybdenum as "the metal for the 21st century". The "Big Secret" is the fact that molybdenum may be used more and more, as a catalyst, currently only 8%, in the liquefaction of coal, oil sands, plastics, and tires, to quote from the report:

> "The other aspect of this trend towards liquefaction is the use of recycled tires and plastics in the process. The plastic alone is estimated comprise approximately 21% by volume of US landfill sites. There is obviously no need to mention the quantities of used tires in the world. The process for the liquefaction involving tires and plastic is called Co-Processing and is achieved by combining feed-stocks of coal with the other two products simultaneously.
>
> Without going into a long scientific and technical overview of the coal liquefaction and the co-processing technologies it is important to realize that the present success and feasibility of coal liquefaction is hinged on the recent perfection of an Iron/Molybdenum catalyst used in the de-sulfurization portion of the process. Soon you will be reading about another new scientific field concerning Molybdenum and Nano-Particle Technology. After all I have written about here in this report, it is my estimation and firm belief that we are now witnessing a historic time in the new expending uses and demands on Molybdenum in the ever changing world of the Catalyst & Alloy Metals markets and those changes/discoveries are becoming more intense as time passes. To this end I believe now more than ever that, "MOLYBDENUM IS THE METAL OF THE 21ST CENTURY".

<u>WO Diamond Project, Lac de Gras , NWT</u>

<u>The Processing of 566 Tonne Kimberlite began at the Ekati Diamond Mine Plant,</u>

The Ekati Diamond Mine Sample Plant began processing the 566 tonne kimberlites sample extracted from the Main Vent of DO27 this winter and spring,, on June 15, 2006.

The operator, Peregrine Diamonds Ltd., estimates that the processing of the 566 tonnes of kimberlites, including the picking and sorting of all the diamonds, as well as grade calculations, should be completed by late August, 2006, at which time results will be released.

The DO27 and DO18 kimberlites (Tli Kwi Cho) is one of the largest kimberlite complexes discovered to date in the NWT, only exceeded by the Wombat and Jay Pipes of BHP Billiton, which currently are not in production but are being sampled.

The mini bulk sample of 151 tonnes, in 2005 from the Main Vent of DO27 kimberlite pipe, graded approximately 1 carat/tonne, and the value of diamonds were estimated from a low of US$54.54 to a high of US$77.77 per carat, which is within the range of prices per carat and grade of some of the producing kimberlite pipes at Lac de Gras, namely Ekati's Panda, Koala, Fox, and Sable pits, or for Ekati's average, as a whole, of 1.09 ct/tonne.

Depending on the results of 566 tonne sample, if positive, additional programs to commence in August (North Eastern Lobe of the DO27), and in October (DO18), are planned by the joint venture partners of the DO Diamond Project. The intention is to fully explore the 12.2 hectare DO27 and DO18 complex.

A joint venture partner meeting has been called for Friday, July 21, 2006.

Dentonia is a 1/3 equity holder in DHK Diamonds Inc., which staked the WO, DHK and WI claim blocks in 1992. DHK has a 20% contributing interest in the WO Diamond project. Dentonia has sufficient funds on hand, about $3,000,000, including the newly completed private placement, to make its pro rata contributions to the current program and also to the anticipated summer and fall programs to explore the North Eastern Lobe of the DO27 and the DO18 kimberlite pipes, and its anticipated programs at the Thomlinson Creek Molybdenum and Atkinson Gold Prospects.

It should also be noted that BHP Billiton, has approved a major expansion of its Ekati Diamond Mine, at a cost of $250 million (US), to begin underground development of its Koala pipe. It is anticipated that this pipe will produce 9.8 million carats from its underground operation over 11 years.

A tentative agreement has been reached to settle the strike at the Ekati Diamond Mine. (The Globe and Mail, June 29, 2006, and Financial Post July 8, 2006).

Atkinson Gold Prospect, Abitibi Greenstone Belt, below James Bay, Ontario

The Atkinson Gold Prospect is located in the prolific Abitibi Greenstone Belt of Ontario and Quebec, 20km south-east of Detour Lake Mine Camp, Ontario, and 40km north-west of Aurizon Mine's Berardi Project, Quebec.

Dentonia intersected 14.0g/tonne gold over a width of 7.7m during last winter's drill program. This drill program is to be continued this fall, additional claims have been staked.

New discoveries are being made by Pelangio Mines Inc. and Trade Winds Venture Inc. (see their news releases June 25, 2006) at the Detour Lake Mine camp and by Aurizon Mines Ltd. at Casa Berardi (its news release June 23, 2006).

Aurizon Mines Ltd. was the subject of a hostile takeover bid, now abandoned, after the BC Court of Appeal agreed with the BC Supreme Court, that North Gate Minerals Corporation was in violation of a standstill agreement. Reference is made to an article in The Vancouver Sun, Saturday, July 1st, 2006, to quote:

> "The Supreme Court of British Columbia has granted an injunction that prevents Northgate Minerals Corp. from proceeding with its takeover bid for Aurizon Mines.

To quote from the Financial Post, July 8, 2006:

> "Northgate's offer valued Aurizon at $3 per share. The resulting gold and copper miner would have had assets in British Columbia, Ontario and Quebec, with a market capitalization of more than $1 billion.

Aurizon CEO David Hall said the deal would have diluted his shareholders' ownership in the company's Casa Berardi project in Quebec and exposed them to Northgate's "riskier" assets.

"We had reservations about the quality of their assets," he said, Mr. Hall said the mine (Casa Berardi) is planned to go into production in the fourth quarter of this year, and he expects Aurizon will attract other offers "where one plus one equals two or three, not less than one."

Non Brokered Private Placement Completed

Dentonia advises that the non-brokered private placement of 2,300,000 units announced on May 31 and revised on June 6, 2006 has been completed. Funds in the amount of $345,000 have been received.

The units will consist of one common share and one warrant attached, exercisable at $0.25 during the 1st year and at $0.35 during the 2nd year.

If Dentonia's shares trade at a closing price of greater than $0.50 per share for a period of 20 consecutive trading days, at any time after four months from the Closing Date, Dentonia will accelerate the expiration date of the Warrants, and the Warrants will have to be exercised within thirty one (31) days after the date of Notice, otherwise the Warrants will expire.

A 10% finder's fee from the proceeds of 2,000,000 units is payable. All terms are subject to the approval of TSX Venture Exchange.

The subscription proceeds will be used for general working capital, the sampling of the DO27 and DO18 kimberlites, exploration of the surrounding claims, further exploration at the Atkinson gold (Ontario) and the Thomlinson molybdenum (B.C.) prospects.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President